Handelsregister des Kantons Basel-Stadt Hauptregister*

Firmennummer CH-270.3.002.356-5	Rechtsanatur Aktiengesellschaft	Eintragung 24.04.1996	Löschung	Uebertrag Von: Auf:	1
Alle Eintragungen
Ei	Lö	Firma		Ref	Sitz
1 1 4 4	4	Ciba Spezialitätenchemio Holding AG (Ciba Spēcialitēs Chimiques Holding SA) (Ciba Specialty Chemicals Holding Inc.)		1	Basel

Ref	Aktienkapital (CHF)	Liberierung (CHF)	Aktien-Stückclung	Ref	Adresse der Firma
1 4 8 29 30 36 38 41	69’064’617	69’064’617.--	69’064’617 Namenaktien Zu CHF 1.--	1	Klybeckstr. 141 4057 Basel
Ref	PS-Kapital (CHF)	Liberierung (CHF)	Partizipationsscheine

Ei	Lö	Zweck		Ref
1 8	8

Erwerb, Halten und Veräusserung von Unternehmen unter anderem mit Tätigkeitsbereichen auf dem Gebiet der Spezialitätenchemie. Die Gesellschaft kann Liegenschaften und Immaterialgüterrechte erwerben, verwerten und verkaufen sowie andere Gesellschaften finanzieren.

Ei	Lö	Bemerkungen		Ref	Satutendatum
1 8 29 31 1 36 1 38 1 11 1 41	4 1 31

Vinkulierung: Die Übertragbarkeit der Namenaktien ist nach Massgabe der Statuten beschränkt.
a
Herabsetzung des Nennwerts der 72’130’’117 Namenaktein zu CHF 10.—auf CHF 9.—(Rückzahlung), Beachtung der gesetzlichen Vorschriften gemäss Art. 734 OR durch öffentliche Urkunde vom 05.06.2002 festgestellt.
Herabsetzung des Nennwerts der 72’130’117 Namenaktien zu CHF 9.—auf CHF 6.—(Rückzahlung), Beachtung der gesetzlichen Vorschriften gemäss Art. 734 OR durch öffentliche Urkunde vom 15.05.2003 festgestellt.
Vernichtung von 1’303’500 im Rahmen eines Aktienrückkaufprogrammes erworbenen eigenen Namenaktien zu CHF 6.—sowie Herabsetzung des Nennwerts der restlichen 70’826’617 Namenaktien zu CHF6.—auf CHF 3. (Rückzahlung), Beachtung der gesetzlichen Vorschriften gemäss Art. 734 OR durch öffentliche Urkunde vom 06.05.2004 festgestellt.
Vernichtung von 1'762'000 im Rahmen eines Aktienrückkaufprogrammes erworbenen eigenen Namenaktien zu ChF 3.-- sowie Herabsetzung des Nennwerts der restlichen 69'064'617 Namenaktien zu CHF 3.-- auf CHF 1.-- (Rückzahlung). Beachtung der gesetzlichen Vorschriften gemäss Art. 734 OR durch öffentlichc Urkunde vom 11.05.2005 festgestellt.
				1 4 8 8 13 17 28 29 35 36 38 41	17.04.1996 17.12.1996 12.02.1997 18.02.1997 20.04.1998 13.04.2000 22.03.2002 22.03.2002 06.03.2003 06.03.2003 26.02.2004 03.03.2005

Ei	Lö	Besondere Tatbestände		Ref	Publikationsorgan
4 4
Sacheinlage: Einen Teil der Aktiven im Betrag von CHF 1’643’543’056.—und seinen Teil der Passiven im Betrag von 126’000’000.—der “CIBA-GEIGY AG”, in Basel, gemäss Sacheinlagevertrag vom 17.12.1996 und Ausgliederungebilanz per 1.1.1996 zum Preis von 1’517’543’056.--, wofür 1 Namenaktie zu CHF 10.—ausgegeben wird. Diese Aktie wird der “CIBA-GEIGY AG” zugeteilt. Der Rest des Aktivenüberschusses von CHF 1’517’543’046 wird als Agio den Reserven der “Ciba Spezialitätenchemie Holding AG” gutgeschrieben.

Beabsichtigte Sachübernahme: Zum Bereich der Spezialitätenchemie gehörende Aktiven und Passiven der “CIBA-GEIGY AG”, in Basel, zum Preis von höchstens CHF 1’477’504’000.--.
				1	SHAB

Ei	Lö	Zweigniederlassung	Ei	Lö	Zweigniederlassung	Ei	Lö	Zweigniederlassung	Ei	Lö	Zweigniederlassung

Handelsregister des Kantons Basel-Stadt Hauptregister

CH-270.3.002.356-5	Ciba Spezialitätenchemie Holding AG	Basel	2
Alle Eintragungen

Zei	Ref	TB-Nr	TB-Datum	SHAB	SHAB-Datum	Seite	Zei	Ref	TB-Nr	TB-Datum	SHAB	SHAB-Datum	Seite
SE SB PN TH SE SB SB TH AC JO PN JO PN SC ME TH TH TA JO TA JO	1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 20 21 22	1955 3755 6266 6484 180 775 945 1027 1429 3684 B 4783 1600 2290 3372 2778 B 3007 1931 2236 2357 5551 52
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87 161 248 3 15 33 39 41 59 136 166 70 96 135 124 B132 81 94 99 231 6
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						2580 5040 7928 71 516 1124 1334 1418 2099 5108 6415 2486 3434 4951 4385 4728 2784 3263 3449 8060 202	TA TA SE BR SB BR KU KU KU SB SB SB KU SB SB KU SE SE BR	23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41	1446 1483 3317 4648 1200 1683 2988 B-3146 B-3389 4015 4355 5392 1591 3014 5543 2335 2429 5677 3072
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12.05.2005
											49 51 119 168 49 65 119 124 B131 154 168 206 51 97 191 92 97 213	12.03.2001 14.03.2001 22.06.2001 31.08.2001 12.03.2002 05.04.2002 24.06.2002 01.07.2002 10.07.2002 13.08.2002 02.09.2002 24.10.2002 17.03.2003 22.05.2003 06.10.2003 13.05.2004 21.05.2004 02.11.2004	1834 1899 4693 6737 6 5 6 7 6 4 5 4 4 4 5 5 4 5
(Genehmigung EHRA)

Ei	Ae	Lö	Personalangaben	Funktion	Zeichnungsart

1 1 1 1 1 1 1 1 2 2 2 2 2 2 2 3 3 3 3 3 3 5 6 6 6 6 6	8m 1 18 9m 21 14 27 32 12 40 27 37 15 1 1 37 1 1 24 1 1 18 15 18 21 15

Dettwiler, Max, von Reigoldewil, in Buckten

1
1
1
Kleewein, Dr. Walter, österreichischer Staatsangehöriger, in Hofstetten SO

1
1
Wittlin, Hans-Peter, von Oberwil BL, in Basel

Mackensen, Dr. Georg, deutscher Staatsangehöriger, in Binningen

Richter, Dr. Helmut, österreichischer Staatsangehöriger, in Ettingen

1
Szele, Dr. Ivanka, von Basel, in Allschwil

Zictzling, Dr. Jörg. deutscher Staatzangehöriger, in Reinnen BL

Kurz, Peter, von Basel, in Bottmingen

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CH-270.3.002.356-5	Ciba Spezialitätenchemie Holding AG	Basel	3
Alle Eintragungen
Ei	Ae	Lö	Personalangaben	Funktion	Zeichnungsart
6 6 6 6 6 6 7 9 9 9 9 9 9 9 10 10 1 1 15 15 15 15 15 15 15 20	8 9 1 1 1 1 9 1 1 15 15 1 1 1 1 1 1 1 18 18 18 18 18 21 21 21	33 1 15 23 25 18 9m 21 15 16 15m 1 15m 39 37m 25 21m 1 21m 1 1 18 24m 21m 1 1 1 1 21 1 1 21 22m 24m
Meier, Niklaus, von Willisau Land, in Allschwil

1
Riediker, Dr. Martin, von Rorbas, in Seltisberg

1
11
1

1
1
1
Höhler, Gertrud, deutsche Staatsangehöriger, in Berlin (D)

Lehn, Jean-Marie P., französischer Staatsangehöriger, in
Strasbourg (F)
Littmann, Peter, deutscher und tschechischer
Staatsangehöriger, in Stuttgart (D)

1
1
1
1
Heri, Erwin W., von Biberist, in Räterschen

Sigg, Dr. Ulrich, von Dörflingen, in Mauensee
1
1

Florin Müller, Sabine, von Unterkulm und Klosters-Serneus,
in Muttenz

1
1
Petitpierre, Dr. Daniel, von Neuchätel und Couvet, in
Therwil
Ballmer, Steven, von Lausen, in Bottmingen
1
1
1
Bürgin, Peter, von Riehen und Ettingen, in Riehen
1
Jacobi, Dr. Michael, deutscher Staatsangehöriger, in
Binningen

Bucher, Thomas, von Gurbra, in Möhlin

Naef Meyer, Monika E., von Hausen am Albis und Aarau und
Dintikon, in Biel-Benken
1 1 1 Mitglied des Ver- waltungsrates Mitglied des Ver- waltungsrates Mitglied des Ver- waltungsrates Mitglied des Ver- waltungsrates Mitglied des Ver- waltungsrates
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Handelsregister des Kantons Basel-Stadt Hauptregister

CH-270.3.002.356-5	Ciba Spezialitätenchemie Holding AG	Basel	4
Alle Eintragungen
Ei	Ae	Lö	Personalangaben	Funktion	Zeichnungsart
25 25 25 25 25 25 25 25 25 25 25 26 1 26 27 27 27 27 27 1 1 32 33 34 34 35 37 39 40 40	21 22 24 24 1 1 1 1 32 37 1 1 1 1 1 1 39 39 40	1 1 1 39m 1 32m 27 40 1 1 1 27 1 1 1 1 1 39 1 1 39m 40m
Strub, Oliver, von Läufelfingen, in Münchenstein

Meyer, Dr. Armin, von Zürich, in Erlenbach ZH

Feller, Kur, von Thun, in Wollerau

Angerer, Dr. Hermann, von Biel-Benken, in Allschwil

Biedermann, Christoph Josef, von Döttingen, in Zürich

Binder, Rudolf, von Strongelbach, in Füllinsdorf

Löffler, Dr. Reiner, deutscher Staatsangehöriger, in
Rheinfelden (D)

Moore Schaub, Karin Ursula, von Binningen, in Oberwil BL

Müller, Harry, deutscher Staatsangehöriger, in Adliswil

Schlange, Dr. Tim Gunnar, deutscher Staatsangehöriger, in
Basel
1
1
Bernhardt, Dr. Wolfgang, deutscher Staatsangehöriger, in
Herrischried (D)
Upschulte, Dr. Manfred deutscher Staatsangehöriger, in
Lörrach (D)
Cummins, Brendan, irischer Staatsanghöriger, in Binningen

Lindner, Dr. Anton, deutscher Staatsangehöriger, in Neuenburg (D)

1
1
Streckeisen, Karin, von Basel, in Muttenz

Garrett, Mark, australischer Staatsangehöriger, in Basel
11
Ernst & Young AG, in Zürich
Löchle, Michael, deutscher Staatsangehöriger, in Magden

Penepent, Paul, Bürger der USA, in Binningen

Saxer, Beat, von Hägglingen, in Brugg

OBT AG, in Zürich

Curric, Dr. Leslie J.R., britischer Staatsangehöriger, in
Hofstetten SO
Perregaux Bucher, Michèle, von Les Geneveys-sur-Coffrane,
Küsnacht ZH und Entlebuch, in Luzern

1
Grossmann, Carmen, von Küsnacht ZH, in Basel

Mighali, Luca, italienischer Staatsangehöriger, in Arisdorf

Koch, Thomas, deutscher Staatsangehöriger, in Riehen

Kole, Frits, niederländischer Staatsangehöriger, in Muttens

Marohn, Eric, amerikanischer Staatsangehöriger, in Oberwil BL

Präsident und Dele-
Gierter des Verwal-
Tungsrates
Vizepräsident des
Verwaltungerates

1
1
1
1
Revisionsstelle
1
1
1
1
1
1
Revisionsstelle mit
begrenztem Mandat
für die Prüfung von
Kapitalerhöhungen

1
1

Sekretär (nicht
Mitgleid)

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Handelsregister des Kantons Basel-Stadt Hauptregister

CH-270.3.002.356-5	Ciba Spezialitätenchemie Holding AG	Basel	5

Alle Eintragungen

Basel. 13.05.2005 07:15
Dieser Auszug aus dem kantonalen Handelsregister hat ohne die nebenstehede Originalbeglaubigung keine Gültigkeit. Er enthält alle gegenwärtig für diese Firma gültigen Eintragungen sowie allfällig gestrichenen Eintragungen. Dieser Auszug wurde vor Publikation im Schweizerischen Handelsamtsblatt und nach Genehmigung der letzten Eintragung durch das Eidg. Amt für das Handelsregister ausgestellt.

*The lines in the Register that were crossed-out were excluded to clarify the document.